SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	January	2018
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated January 8, 2018 - Neovasc Reports Tiara's Clinical Case Load Accelerating

Document 1

Neovasc Reports Tiara's Clinical Case Load Accelerating

- 10 new implants performed in the past 60 days -

NASDAQ, TSX: NVCN

VANCOUVER, Jan. 8, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today provided an update on its clinical program for the Tiara™ ("Tiara") valve, a self-expanding mitral bioprosthesis for transcatheter implantation in patients with Mitral Regurgitation ("MR"), one of the most prevalent valvular heart diseases in western countries.  MR is often severe and can lead to heart failure and death.

In total, 47 patients have now been implanted with Tiara, 12 of which are enrolled in the Company's CE Mark trial, TIARA-II.  Of note, 10 patients have been treated in the last two months, including 4 already in 2018. Fuelling the higher rate of procedures are the additional centres recently activated across Europe. This momentum is expected to continue as the Company expands both the number of centres and its clinical support teams.

Procedures are reported to be straightforward, with usual implantation times of approximately 20 minutes. Technical success rates are very high, and typically result in the complete resolution of the patient's MR; paravalvular leak levels are reported as absent, trace, or mild, in 100% of these cases.   All cause 30-day mortality in the 42 patients who have reached 30 days post implant with Tiara is 9.5% (4/42).

"For those of us who have been close to Tiara's development since its inception, what is so encouraging is both the quality of the data and now the quantity of cases strongly suggest what we have long believed. Namely, that Tiara has the very real potential to be a best-in-class therapeutic treatment for millions of patients suffering with severe MR," commented Neovasc CEO, Alexei Marko. "Throughout 2018, our primary focus will be the TIARA-II trial, as we aggressively drive this medical device towards CE Mark."

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning high rates of Tiara implantation procedures continuing, expansion of the number of TIARA-II centres and clinical support teams, the Company's expectation that the Tiara could be a best-in-class therapeutic treatment for millions of patients suffering with severe MR, the Company's primary focus in 2018 being the TIARA-II trial and the Company's plans to drive the Tiara device towards CE Mark. Words and phrases such as "accelerating", "expected", "continue", "potential" and "will", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the Warrants and Notes, offered pursuant to the November 2017 public offering of units and private placement of senior secured convertible notes and warrants (the "Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to it being more expensive for the Company to raise capital in the future and dilution to investors; risks relating to the Company's Common Share price being volatile; risks relating to the sale of a significant number of Common Shares; risks relating to the restrictions on the Company entering into certain transactions; risks relating to the exercise of Warrants or conversion of Notes offered pursuant to the Financings, which may encourage short sales by third parties; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build the Company's in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and the Company's industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve the Company's business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" sections of the Company's Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, each of which is included in its Annual Report on Form 40-F, and the Company's Management Discussion and Analysis for the third quarter of 2017 (copies of which filings may be obtained at at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/08/c7149.html

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 08-JAN-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: January 8, 2018	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer